UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 333-226308

COLOR STAR TECHNOLOGY CO., LTD.

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor

New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Agreement

As previously disclosed, Color Star Technology Co., Ltd. (the “Company”) entered into a certain securities purchase agreement (the “SPA”) with a certain investor (the “Purchaser”) on December 28, 2023, pursuant to which the Company agreed to sell 1,500,000 Class A ordinary shares (the “Shares”), par value $0.04 per share, at a per share purchase price of $0.40, for an aggregate purchase price of approximately $600,000 (the “Offering”).

The Offering closed on January 26, 2024 upon satisfaction of all closing conditions.

The Shares issued in the Offering are exempt from the registration requirements of the Securities Act of 1993, as amended, pursuant to Regulation D promulgated thereunder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 26, 2024

COLOR STAR TECHNOLOGY CO., LTD.

By:	/s/ Louis Luo
Name:	Louis Luo
Title:	Chief Executive Officer